Filed by Dell Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the

Securities Exchange Act of 1934

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

•	The following was posted on an internal blog account of Dell Technologies Inc. on November 15, 2018.

HEADLINE: Dell Technologies Announces Deal Enhancements for Class V Transaction

On Nov. 15, Dell Technologies announced significant deal enhancements for its proposed class V transaction, following extensive investor outreach and engagement. Dell Technologies has amended its Class V common stock transaction proposal to provide stockholders with an increased per-share offer over the initial terms announced this past July, and revised terms that provide a more robust corporate governance structure and enhanced rights.

The special meeting of stockholders to vote on the proposed Class V transaction remains scheduled for Tuesday, December 11, at 8:00 a.m. CT.

The amended Class V transaction deal terms are the result of detailed input from a broad range of Class V stockholders. Major investors, who collectively own approximately 17% of the outstanding Class V common stock as of the October 18 record date, have entered into binding agreements to vote in favor of the Class V transaction. These stockholders include funds affiliated with Dodge & Cox, Elliott Management, Canyon Partners and Mason Capital Management. We also filed a Form 8-K disclosure with the U.S. Securities and Exchange Commission (SEC). A supplement to the proxy statement/prospectus will also be filed with the SEC and will be mailed to all Class V stockholders.

In July, we announced a proposal to recapitalize the company through a transaction to retire the VMware tracking stock (DVMT or “Class V”) and replace those shares with a mix of newly publicly traded Dell Technologies Class C common stock and cash.

The proposed exchange offers Class V stockholders a significant and immediate premium, as well as the opportunity to share in the value creation of Dell Technologies in its entirety.

If consummated, this transaction will help simplify the company’s ownership structure, but won’t change how we interact with customers or partners, and VMware will remain independent.

All Dell Technologies stockholders as of the close of business on Oct. 18, 2018, are entitled to vote their shares, in person or by proxy at the December 11 meeting. We began mailing the proxy statement/prospectus to Dell Technologies stockholders on Oct. 23, 2018. The proposed transaction is subject to approval by the majority of the outstanding shares of Class V common stock, excluding those shares held by affiliates of Dell Technologies, and is expected to close by the end of 2018.

The Special Committee of Dell Technologies board of directors representing the interests of Class V stockholders unanimously recommends that the Class V stockholders to vote “FOR” the proposed transaction.

For more details, please refer to today’s press release and our SEC filings.

•	The press release accessible through the link included in the post above is reproduced below:

Dell Technologies Announces Significant Enhancements to Class V Transaction

ROUND ROCK, Texas, Nov. 15, 2018 /PRNewswire/ —

•

Final per share offer of $120 cash, subject to an increased aggregate cash cap of $14 billion, or 1.5043-1.8130 Class C shares; increases aggregate implied value to Class V stockholders by approximately $2.2 billion

•

Binding agreements to vote in favor of the enhanced transaction executed with Dodge & Cox, Elliott Management, Canyon Partners and Mason Capital Management, collectively holding approximately 17% of the Class V common stock

•	Up to 59% of the total consideration will be payable in cash, increasing certainty of value; variable exchange ratio protects Class V stockholders who receive stock
•	More robust corporate governance structure and enhanced Class C stockholder rights, including the ability for Class C stockholders, as a class, to elect an independent director

Dell Technologies today announced that it has agreed with the Dell Technologies Special Committee to amend the proposed Class V common stock transaction to increase the consideration payable to Class V stockholders, following extensive investor outreach and engagement. Under the final proposal, Class V stockholders can elect to receive for each share of Class V common stock either (1) $120, in cash, subject to an aggregate $14 billion cap, or (2) between 1.5043 and 1.8130 shares of Class C common stock, determined as described below.

Given there will be no public market for Dell Technologies Class C shares prior to closing, the variable exchange ratio is specifically designed to provide protection to Class V stockholders on the value of the Class C stock consideration. The exchange ratio will be determined based on (1) the volume weighted average trading price of the Class V shares during the 17-day trading period ending on the election deadline, which is the eighth trading day after announcement that stockholders have approved the transaction, and (2) the total amount of cash consideration that is elected. Appendix A to this release provides further information on the calculation of the exchange ratio.

The revised Class V transaction is a result of significant, detailed input from Class V stockholders and the Dell Technologies Special Committee regarding value, consideration mix and corporate governance. An overwhelming number of shareholders contacted by Dell Technologies supported the revised transaction. Funds affiliated with Dodge & Cox, Elliott Management, Canyon Partners and Mason Capital Management, who collectively owned approximately 17% of the total outstanding Class V common stock on the record date for the December 11, 2018 stockholders meeting, have entered into binding agreements to vote in favor of the revised Class V transaction.

The $120 implied value per share implies a total market capitalization of $23.9 billion for the Class V common stock. The increase in consideration provides Class V stockholders with an additional $2.2 billion in aggregate implied value. Immediately following completion of the proposed transaction, the Class V stockholders will own approximately 17%-33% of Dell Technologies, depending on the amount of cash and stock elections and the final exchange ratio.

The $5 billion increase in the maximum aggregate cash consideration provides those Class V stockholders who would prefer to receive cash with greater value certainty and increases the ability for stockholders to receive their preferred mix of cash and Class C common stock. Approximately 59% of the consideration, equivalent to approximately $70 per Class V share, will be payable in cash if all Class V stockholders make cash elections. Dell Technologies expects to fund the increase in the maximum aggregate cash consideration with up to $5 billion of debt financing. The Company does not expect a ratings downgrade following the incurrence of such financing.

Class V stockholders will continue to have the option to elect Class C common stock, representing a direct economic interest in Dell Technologies, an unmatched technology platform with the most complete portfolio of technology solutions across software, hardware and services. Furthermore, the interests of Class C common stockholders will be aligned with those of Michael Dell and Silver Lake, the two largest holders of Dell Technologies stock who are long-term investors and are focused on driving stockholder value.

Dell Technologies has also enhanced the governance rights associated with the Class C common stock by agreeing that Class C stockholders will have the right, as a class, to elect one director starting at the 2020 annual meeting. Dell Technologies will also establish a Nominating and Corporate Governance Committee, which will select or recommend the Company’s nominee for such Class C director. The Board of Directors of Dell Technologies will also select a fourth independent director to be appointed to the Board by June 30, 2019.

Charles Pohl, Chairman of Dodge and Cox, said: “We believe the revised terms announced today align with the best interests of all Class V shareholders. They offer a significantly increased cash consideration and the opportunity to realize long-term potential upside through ongoing ownership of Dell Technologies.”

Jesse Cohn, Partner at Elliott Management, said: “We believe this transaction represents a favorable outcome for all Class V stockholders, who will receive greater value certainty through the increased cash component and downside protection on the value of the Class C common stock. Additionally, by simplifying Dell’s capital structure, this transaction provides a clear path for Class V stockholders to participate alongside Michael Dell and Silver Lake in what we believe will be substantial stockholder value creation at Dell Technologies over the long term.”

Jonathan Heller, a Partner at Canyon, said: “The new terms offer a constructive compromise that we believe benefits all stockholders. The revised deal and the increase in cash consideration for Class V stockholders demonstrate Dell and Silver Lake’s positive outlook on the prospects for Dell Technologies’ future.”

Dell Technologies’ Special Committee and Board of Directors have unanimously approved the amended proposal. Dell Technologies’ Special Committee, which represents the interests of the Class V stockholders, unanimously recommends that the Class V stockholders vote “FOR” the proposed transaction as it believes the proposed transaction is fair to and in the best interests of the Class V stockholders. The Dell Technologies’ Board of Directors unanimously recommends that all stockholders vote “FOR” the proposed transaction as it believes the proposed transaction is fair to and in the best interests of all stockholders.

“We’re excited about the opportunity ahead for Dell Technologies and we’re excited to share that opportunity with our public investors,” said Michael Dell, Chairman and CEO of Dell Technologies. “Dell Technologies has an unmatched portfolio of leading solutions to support customers’ digital transformation. We are driving integrated innovation from the edge to the core to the cloud, and we are delivering outstanding financial performance. We put forward a very attractive offer and look forward to the stockholder vote.”

Egon Durban, Managing Partner and Managing Director of Silver Lake, commented: “As we have previously stated, Silver Lake remains an enthusiastic long-term stockholder of Dell Technologies. We recently reaffirmed our commitment with the announcement that we have received approval from our investors to complete a fund-to-fund transaction that will allow us to extend our investment horizon in Dell Technologies. We believe Dell Technologies remains an attractive long-term investment opportunity as a result of the dramatic transformation the Company has completed since we initially partnered with Michael more than five years ago.”

David Dorman and William Green of the Special Committee commented: “With the significant increase in value and enhanced deal terms announced today, including at least an additional $2.2 billion of overall value, an additional $5 billion in cash consideration, enhanced downside protection through the collared floating exchange ratio and the right to elect a Class C member of the Board of Directors, our conviction in this transaction has grown. Notably, the increased cash consideration to up to $14 billion represents 59% of the total consideration, substantially increasing certainty of value for DVMT stockholders. The Special Committee, with the support of stockholders representing approximately 17% of shares outstanding, continues to believe that the proposed transaction represents the best option for all Class V stockholders and recommends they approve the transaction.”

Dell Technologies has received commitments from Barclays, BofA Merrill Lynch, Citi, Credit Suisse, Deutsche Bank Securities Inc., affiliates of Goldman, Sachs & Co., J.P. Morgan, Morgan Stanley & Co. LLC, RBC Capital Markets and UBS Investment Bank (in alphabetical order) to provide up to $5 billion of debt financing. With its robust cash generation, Dell Technologies will continue to benefit from a strong balance sheet and ample financial flexibility following the proposed transaction with $6.7 billion of cash and investments on its balance sheet (excluding publicly traded subsidiaries and after adjusting for the $600 million September debt paydown) and approximately $4 billion in undrawn revolver capacity as of the second quarter of fiscal year 2019. The Company will continue to focus on debt repayment and achieving an investment grade corporate credit rating while making the right investments in the business.

The proposed transaction remains subject to approval by the Class V stockholders representing a majority of the voting power of the outstanding Class V common stock other than those held by affiliates of Dell Technologies. The proposed transaction is also subject to other customary closing conditions. The stockholder vote for this transaction remains scheduled for December 11, 2018 and it is expected to close by the end of 2018.

About Dell Technologies

Dell Technologies is a unique family of businesses that provides the essential infrastructure for organizations to build their digital future, transform IT and protect their most important asset, information. The Company services customers of all sizes across 180 countries – ranging from 99 percent of the Fortune 500 to individual consumers – with the industry’s most comprehensive and innovative portfolio from the edge to the core to the cloud.

Appendix A: Calculation of the Exchange Ratio

The exchange ratio will be at least 1.5043 and may be increased under certain circumstances (such increase, the “exchange ratio adjustment”). The exchange ratio adjustment will be a number of shares equal to (a) 0.01998 multiplied by (b) the lesser of (x) $15.45 and (y) the amount (which may be zero but, for the avoidance of doubt, not less than zero) by which the volume weighted average trading price of the Class V shares in the 17-day trading period ending on the election deadline is less than $120.00 multiplied by (c) the lesser of (x) one (1) and (y) a fraction (i) the numerator of which is equal to the aggregate amount of cash consideration elected by Class V holders as of the election deadline and (ii) the denominator of which is equal to $14,000,000,000. In no event will the exchange ratio be less than 1.5043 nor more than 1.8130.

The exchange ratio adjustment increases as the amount of cash elected to be received by holders of Class V common stock as of the election deadline increases, and will also increase as the volume weighted average trading price of the Class V shares in the 17-day trading period ending on the election deadline decreases. The tables below illustrate the range of possible exchange ratios and corresponding ownership in Dell Technologies of the Class V holders immediately after closing, assuming certain Class V trading prices and cash election amounts as of the election deadline:

Exchange Ratio:

Aggregate	Illustrative Class V Trading Price ($)
Cash Election Amount ($B)	$120.00 (or more)	$118.00	$116.00	$114.00	$112.00	$110.00	$108.00	$106.00	$104.55 (or less)
$0.0	1.5043	1.5043	1.5043	1.5043	1.5043	1.5043	1.5043	1.5043	1.5043
$2.0	1.5043	1.5100	1.5157	1.5214	1.5271	1.5328	1.5386	1.5443	1.5484
$4.0	1.5043	1.5157	1.5271	1.5386	1.5500	1.5614	1.5728	1.5842	1.5925
$6.0	1.5043	1.5214	1.5386	1.5557	1.5728	1.5899	1.6071	1.6242	1.6366
$8.0	1.5043	1.5271	1.5500	1.5728	1.5956	1.6185	1.6413	1.6641	1.6807
$10.0	1.5043	1.5328	1.5614	1.5899	1.6185	1.6470	1.6756	1.7041	1.7248
$12.0	1.5043	1.5386	1.5728	1.6071	1.6413	1.6756	1.7098	1.7441	1.7689
$14.0	1.5043	1.5443	1.5842	1.6242	1.6641	1.7041	1.7441	1.7840	1.8130

Corresponding ownership in Dell Technologies of the Class V holders immediately after closing:

Aggregate	Illustrative Class V Trading Price ($)
Cash Election Amount ($B)	$120.00 (or more)	$118.00	$116.00	$114.00	$112.00	$110.00	$108.00	$106.00	$104.55 (or less)
$0.0	33.1%	33.1%	33.1%	33.1%	33.1%	33.1%	33.1%	33.1%	33.1%
$2.0	31.2%	31.3%	31.4%	31.5%	31.5%	31.6%	31.7%	31.8%	31.8%
$4.0	29.2%	29.4%	29.5%	29.7%	29.8%	30.0%	30.1%	30.3%	30.4%
$6.0	27.1%	27.3%	27.5%	27.7%	28.0%	28.2%	28.4%	28.6%	28.8%
$8.0	24.8%	25.1%	25.4%	25.6%	25.9%	26.2%	26.5%	26.7%	26.9%
$10.0	22.4%	22.7%	23.0%	23.4%	23.7%	24.0%	24.3%	24.6%	24.8%
$12.0	19.8%	20.2%	20.5%	20.9%	21.2%	21.6%	21.9%	22.3%	22.5%
$14.0	17.0%	17.4%	17.8%	18.2%	18.5%	18.9%	19.2%	19.6%	19.8%

The table below illustrates the number of shares of Class C common stock to be issued, the total number of shares of common stock of Dell Technologies that will be outstanding and the ownership percentage in Dell Technologies that will be held by current Class V stockholders, in each case, assuming that holders elect to receive $14 billion or more of cash:

	Illustrative Class V Trading Price ($)
	$120.00	$118.00	$116.00	$114.00	$112.00	$110.00	$108.00	$106.00	$104.55
Class C Shares Issued (millions)	124.4	127.7	131.0	134.3	137.6	140.9	144.2	147.5	149.9
Total Common Stock (millions)	729.9	733.2	736.5	739.8	743.1	746.4	749.7	753.0	755.4
Ownership %	17.0%	17.4%	17.8%	18.2%	18.5%	18.9%	19.2%	19.6%	19.8%

Further details on the exchange ratio adjustment are contained in the amendment to the merger agreement which will be filed with the SEC today.

Stockholders electing to receive stock will receive, for each share of Class V common stock, a number of shares of Class C common stock that is equal to the exchange ratio. Stockholders electing to receive cash consideration will receive $120 per share, unless the aggregate cash elections exceed $14 billion, in which case the amount of cash to be received per share will be pro-rated and the remainder of the consideration will be paid in stock, based on the exchange ratio. If all stockholders elect to receive cash, then all stockholders will receive $70.23 per share in cash and a number of shares equal to 41% multiplied by the exchange ratio.

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No Offer or Solicitation:

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It:

This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies has filed a registration statement on Form S-4 (File No. 333-226618). The registration statement was declared effective by the Securities and Exchange Commission (“SEC”) on October 19, 2018, and a definitive proxy statement/prospectus was mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction on or about October 23,

2018. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com.

Participants in the Solicitation:

Dell Technologies and its consolidated subsidiaries and their directors, executive officers and other members of their management and employees, and Silver Lake Technology Management, L.L.C. and its managing partners and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Dell Technologies in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned proxy statement/prospectus that has been filed with the SEC.

Dell Technologies Inc. Disclosure Regarding Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement on Form S-4 (File No. 333-226618) that has been filed with the SEC and declared effective as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise.